PACIFIC CAPITAL CASH ASSETS TRUST

A Series of Pacific Capital Funds of
Cash Assets Trust

SUMMARY PROSPECTUS

July 31, 2010

Tickers:	Original Shares – CATXX
Service Shares – CASXX

This summary prospectus is designed to provide investors with key Fund information in a clear and concise format. Before you invest, you may want to review the Fund's complete Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the Fund online at www.aquilafunds.com/literature.html. You can also get this information at no cost by calling 800-437-1020 (toll-free) or by sending an e-mail request to info@aquilafunds.com. If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Prospectus and other information will also be available from your financial intermediary. The Fund's Prospectus and Statement of Additional Information, both dated July 31, 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.

Investment Objective

The Fund’s objective is to achieve a high level of current income, stability and liquidity for investors’ cash assets by investing in a diversified portfolio of short-term “money market” securities meeting specific quality standards.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about eligibility requirements for each share class is available from your financial advisor and in "Purchases – Opening an Account” on page ___of the Fund's Prospectus.

TO BE UPDATED

Shareholder Fees (fees paid directly from your investment)

	Original Shares	Service Shares

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None

Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of redemption value or purchase price)	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of your investment)

Management Fee	0.39%	0.39%

Distribution (12b-1) Fee	None	0.25%

Other Expenses	0.18%	018%
Acquired Fund Fees and Expenses	0.02%	0.02%
Total Annual Fund Operating Expenses(1)	0.59%	0.84%

(1) Total Annual Fund Operating Expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

TO BE UPDATED
	1 year	3 years	5 years	10 years
Original Shares	$60	$189	$329	$738
Service Shares	$86	$268	$466	$1,037

Principal Investment Strategies

The Fund seeks to attain its objective by investing in short-term money-market securities denominated in U.S. dollars that are of high quality and present minimal credit risks. Under the current management policies, the Fund invests only in the following types of obligations:

(1) Obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities.

(2) Bank obligations and instruments secured by them. (“Banks” include commercial banks, savings banks and savings and loan associations; they include foreign banks and foreign branches of United States banks.)

(3) Short-term corporate debt known as “commercial paper.”

(4) Corporate debt obligations (for example, bonds and debentures). Debentures are a form of unsecured corporate debt.

(5) Variable amount master demand notes which are repayable on not more than 30 days’ notice.

(6) Repurchase agreements.

(7) Refunded Securities are debt securities the principal and interest of which are paid by “Government Securities” (as defined in the Investment Company Act of 1940 as amended (the “1940 Act”)) that have been placed in an escrow account and pledged only to the payment of the debt security. In general, Government Securities are those the principal and interest of which are paid by or are guaranteed by the U.S. Government or its instrumentalities.  The Fund will invest only in Refunded Securities meeting the applicable requirements of Rule 5b-3 under the 1940 Act.

The Fund seeks to maintain a net asset value of $1.00 per share. Under applicable regulations, it is subject to related maturity, quality, diversification and liquidity requirements.

Principal Risks

An investment in the Fund is not a deposit in, nor endorsed or guaranteed by, any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Because variable amount master demand notes are direct lending arrangements between the lender and borrower, it is not generally contemplated that they will be traded, and there is no secondary market for them. Variable amount master demand notes repayable in more than seven days are securities which are not readily marketable, and fall within the Fund’s limitation on securities which are illiquid. These notes are also subject to credit risk.

Repurchase agreements involve some risk to the Fund if the other party does not fulfill its obligations under the agreement.

The value of money-market instruments tends to fall if prevailing interest rates rise.

Corporate bonds and debentures are subject to interest rate and credit risks.

There are two types of risk associated with the Fund:  interest rate risk and credit risk.

*Interest rate risk relates to fluctuations in market value arising from changes in interest rates. If interest rates rise, the value of debt securities will normally decline. All fixed-rate debt securities, even the most highly rated, are subject to interest rate risk.

*Credit risk relates to the ability of the particular issuers of the obligations the Fund owns to make periodic interest payments as scheduled and ultimately repay principal at maturity.

Investments in foreign banks and foreign branches of United States banks involve certain risks. Foreign banks and foreign branches of domestic banks may not be subject to regulations that meet U.S. standards. Investments in foreign banks and foreign branches of domestic banks may also be subject to other risks, including future political and economic developments, the possible imposition of withholding taxes on interest income, the seizure or nationalization of foreign deposits and the establishment of exchange controls or other restrictions.

Fund Performance

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing the Fund’s average annual returns for the designated periods. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at www.aquilafunds.com or by calling 800-437-1020 (toll-free).

ANNUAL TOTAL RETURNS
Original Shares
2000 – 2009
TO BE UPDATED

10%

 8%
          5.96
 6%       XXXX
     4.64 XXXX                          4.53 4.72
 4%  XXXX XXXX 3.48                     XXXX XXXX
     XXXX XXXX XXXX                     XXXX XXXX
 2%  XXXX XXXX XXXX 1.42           2.70 XXXX XXXX 2.18
     XXXX XXXX XXXX XXXX 0.95 1.10 XXXX XXXX XXXX XXXX
 0%  XXXX XXXX XXXX XXXX XXXX XXXX XXXX XXXX XXXX XXXX
     1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

                      Calendar Years

During the period shown in the bar chart, the highest return for a quarter was xxx% (quarter ended ______, 200x) and the lowest return for a quarter was xxx% (quarter ended _________, 200x).

TO BE UPDATED
	Average Annual Total Returns for the Periods Ended December 31, 2009
	1 Year	5 Years	10 Years
Original Shares	2.18%	3.04%	3.15%
Service Shares	1.92%	2.78%	2.90%

Please call (800) 437-1020 toll-free to obtain the Fund’s most current seven-day yield.

Management

Investment Adviser: Asset Management Group of Bank of Hawaii

Purchase and Sale of Fund Shares

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange Service Shares either through a financial advisor or directly from the Fund. Subject to certain limited exceptions, Original Shares may be purchased, redeemed or exchanged only through a financial intermediary. The minimum initial purchase into the Fund is $1,000, and $50 if an automatic investment program is established. There is no minimum for subsequent investments.

Tax Information

The Fund's distributions of its net income will generally be taxable to you as ordinary income.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Fund and its distributor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment. Ask your financial advisor or visit your financial intermediary's website for more information.